ERIC M. HELLIGE

                                                       DIRECT TEL: 212-326-0846
                                                       DIRECT FAX: 212-798-6380
                                                       ehellige@pryorcashman.com

                                       September 13, 2005

VIA FACSIMILE - (202) 942-9542

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Maryse Mills-Apenteng

            Re:   Robocom Systems International, Inc.
                  Preliminary Schedule 14A
                  Filed on August 26, 2005
                  Form 10-KSB for the years ended May 31, 2004 and 2005 File No. 0-22735

Dear Ms. Mills-Apenteng:

      Thank you for taking the time last week to answer our questions regarding the Staff's letter dated September 7, 2005 relating to the above-referenced preliminary proxy statement on Schedule 14A (the "Proxy Statement"). Our client, Robocom Systems International, Inc. (the "Company"), intends to file with the Securities and Exchange Commission (the "Commission") Amendment No. 1 ("Amendment No. 1") to the Proxy Statement on Schedule 14A containing its responses to the Staff's comment letter. In an effort to focus our responses in Amendment No. 1, we have set forth below our proposed responses to the Commission's comments along with a copy of Amendment No. 1 which is marked to show the proposed changes to the Proxy Statement. The numbered responses below correspond to the numbered paragraphs of the Staff's letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement.

                                    Responses

1. We understand that the responses set forth the Company's letter dated September 9, 2005 to Kathleen Collins of the Commission were acceptable to the Commission.

2. The Company acknowledges the Staff's comment and has revised the Proxy Statement to include as Annex C the unaudited, pro forma balance sheet and statement of operations

Securities and Exchange Commission
September 13, 2005
Page 2

      for its fiscal year ended May 31, 2005 which gives effect to the asset sale as if it was consummated on June 1, 2004 (the beginning date of the period covered by the pro forma financial statements).

3. The Company confirms that Avantce RSI, LLC is not an affiliate of the Company. Amendment No. 1 contains the appropriate disclosure in "Questions and Answers about the Special Meeting", the "Summary Term Sheet" and the section titled "Information about the Buyer" under Proposal No. 1.

4. The requested Summary Term Sheet and pro forma financial information have been added to Amendment No. 1 in response to this comment. With regard to the Staff's request to provide historical information regarding the business being sold, the Company notes that it is selling all of its business and believes that the incorporation by reference of its Annual Report on Form 10-KSB for the fiscal year ended May 31, 2005 satisfies this requirement.

5. Additional disclosure has been added to the section titled "Background of the Asset Sale" under Proposal No. 1 in response to this comment.

6. Additional disclosure has been added to "Questions and Answers about the Special Meeting", the "Summary Term Sheet" and the section titled "Use of Proceeds of the Asset Sale" under Proposal No. 1 to clarify that no dividend has been declared in connection with the asset sale and that there can be no assurance that the Company's board of directors will declare a dividend in the future.

7. Additional disclosure has been added to "Questions and Answers about the Special Meeting", the "Summary Term Sheet" and the section titled "Business of the Company Following the Asset Sale" under Proposal No. 1 to indicate that the Company has no current commitments or agreements to pursue any particular transaction or strategy following the consummation of the asset sale.

8. Additional disclosure has been added to "Questions and Answers about the Special Meeting", the "Summary Term Sheet" and the section titled "Purchase Price" under Proposal No. 1 to clarify that there are no other purchase price adjustments and that the Company anticipates that it will have working capital on the closing date in excess of the target amount, although there can be no assurance of any such excess.

9. The disclosure in the section titled "Treatment of Outstanding Options" under Proposal No. 1 has been revised to indicate that outstanding options to purchase the Company's common stock will remain outstanding on the same terms following the consummation of the asset sale.

Securities and Exchange Commission
September 13, 2005
Page 3

10. The Company acknowledges the Staff's comment. The Company understands that no specific change to the Proxy Statement is required as a result of this comment.

      The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company believes it has fully responded to the comments of the Commission. We hereby respectfully request that the Staff review our proposed responses on an expedited basis. If the Commission has any questions or further comments, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable as the Company would like to file Amendment No. 1 by the close of business on Wednesday, September 14, 2005, and begin mailing it definitive proxy statement to shareholders not later than Friday, September 16, 2005.

                                        Very truly yours,


                                        /s/ Eric M. Hellige

                                        Eric M. Hellige

cc:   Mr. Irwin Balaban, Chief Executive Officer
      Eisner & Lubin LLP

   As filed with the Securities and Exchange Commission on September 13, 2005


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A
                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934


                                 AMENDMENT NO. 1


                                   ----------

Filed by the Registrant |X|

Filed by a Party other than the Registrant |_|

Check the appropriate box:

|X|   Preliminary Proxy Statement

|_| Confidential, for the use of the Commission only (as permitted by Rule 14a-6(e)(2))

|_|   Definitive Proxy Statement

|_|   Definitive Additional Materials

|_|   Soliciting Material Pursuant to ss.240.14a-12

                                   ----------

                       ROBOCOM SYSTEMS INTERNATIONAL INC.
                (Name of Registrant as Specified in Its Charter)

      (Name(s) of Person Filing Proxy Statement, if Other than Registrant)

                                   ----------

Payment of Filing Fee (Check the appropriate box):

|X|   No fee required

|_|   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

      (1)   Title of each class of securities to which transaction applies:

      (2)   Aggregate number of securities to which transaction applies:

      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      (4)   Proposed maximum aggregate value of transaction:

      (5)   Total fee paid:

|_|   Fee paid previously with preliminary materials:

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      (1)   Amount Previously Paid:

      (2)   Form, Schedule or Registration Statement No.:

      (3)   Filing Party:

      (4)   Date Filed:

                       ROBOCOM SYSTEMS INTERNATIONAL INC.

                          NOTICE OF SPECIAL MEETING OF
                   SHAREHOLDERS TO BE HELD ON OCTOBER 11, 2005


                                        September __, 2005


To Our Shareholders:

      Notice is hereby given that a special meeting of shareholders of Robocom Systems International Inc., a New York corporation (referred to herein as "we" or "us"), will be held in the Executive Conference Room of our corporate offices located at 511 Ocean Avenue, Massapequa, New York 11758, on October 11, 2005, at 10:00 a.m., local time, for the following purposes:

      1. To approve the proposed sale of substantially all of our assets to Avantce RSI, LLC pursuant to the asset purchase agreement annexed to the accompanying proxy statement.

      2. To transact such other business as may properly come before the special meeting and any adjournments thereof.

      The foregoing items of business are more fully described in the proxy statement accompanying this notice.

      Our board of directors has fixed August 19, 2005 as the record date for the determination of our shareholders entitled to notice of, and to vote at, the special meeting. A list of such shareholders will be available for examination by a shareholder for any purpose germane to the special meeting during ordinary business hours at our corporate office located at 511 Ocean Avenue, Massapequa, New York 11758, during the ten (10) business days prior to the special meeting and during the special meeting.

      Whether or not you plan to attend the special meeting, you should complete, sign, date and promptly return the enclosed proxy card, to ensure that your shares will be represented at the meeting. If you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person. You should not send any certificates representing stock with your proxy card.

                                        For the Board of Directors


                                        Irwin Balaban
                                        Chairman of the Board
                                        and Chief Executive Officer

                                TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING ...........................    i

SUMMARY TERM SHEET ........................................................    v

INFORMATION CONCERNING SOLICITATION AND VOTING ............................    1

   Record Date and Voting Securities ......................................    1
   Revocability of Proxies ................................................    1
   Voting and Solicitation ................................................    1
   Quorum; Abstentions; Broker Non-Votes ..................................    2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS .........................    2

PROPOSAL NO. 1 TO APPROVE THE PROPOSED ASSET SALE .........................    3

   General ................................................................    3
   Background of the Asset Sale ...........................................    3
   Information about the Buyer ............................................    4
   Our Reasons for the Asset Sale .........................................    5
   Summary of the Terms of the Asset Purchase Agreement ...................    6
   Assets to be Sold ......................................................    6
   Obligations to be Assumed by Avantaee ..................................    7
   Purchase Price .........................................................    7
   Indemnification ........................................................    8
   Termination ............................................................    8
   Other Terms ............................................................    8
   Interests of our Directors and Executive Officers ......................    9
   Regulatory Approvals ...................................................    9
   Use of Proceeds from the Proposed Asset Sale ...........................   10
   Business of the Company Following the Asset Sale .......................   11
   Material United States Federal Income Tax Consequences .................   11
   Treatment of Outstanding Stock Options .................................   12
   Appraisal Rights .......................................................   12
   Vote Required and Board Recommendation .................................   14

SHAREHOLDER PROPOSALS .....................................................   14

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ............   15

OTHER MATTERS .............................................................   15

EXPERTS ...................................................................   16

ANNUAL REPORT .............................................................   16

PRO FORMA FINANCIAL STATEMENTS ............................................   16

INCORPORATION OF DOCUMENTS BY REFERENCE ...................................   16

WHERE YOU CAN FIND MORE INFORMATION .......................................   16

                                TABLE OF CONTENTS
                                   (continued)


ANNEX A - Asset Purchase Agreement

ANNEX B - Copy of Section 623 and 910 of the New York Business Corporation Law regarding Appraisal Rights


ANNEX C - Pro Forma Financial Statements

                 QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:    What proposal will be voted on at the special meeting?

A: The proposal to be voted on at the special meeting is whether to approve the sale of substantially all of our assets to Avantce RSI, LLC, a Delaware limited liability company ("Avantce"). The assets that we propose to sell to Avantce primarily consist of our RIMS software product, all of our intellectual property rights, contracts, accounts receivables and tangible personal property and certain cash, all pursuant to the terms of the Asset Purchase Agreement attached to the accompanying proxy statement as Annex A. The proposed sale of assets is referred to as the "asset sale". The assets to be sold in the asset sale are substantially all of the assets of our company.

Q:    Who is the purchaser?


A: The purchaser of our assets will be Avantce RSI, LLC, a Delaware limited liability company. Avantce is a private investment company focused on investments in mature segments of the information technology industry. Its principal place of business is 508 Ashley Way, Peachtree City, Georgia. Avantce is not an affiliate of our company. For more information regarding Avantce, you may visit Avantce's website at www.avantce.com. See "Proposal No. 1 - To Approve the Proposed Asset Sale - Information about the Buyer."


Q:    What is the purchase price for our company's assets?


A: Avantce will pay us a total purchase price of $3,170,000 for our assets, subject to certain adjustments. Of such amount, $2,970,000 will be paid in cash at the closing, subject to certain 90-day deferrals, and $200,000 of the purchase price will be paid pursuant to a promissory note that will be payable over a period not to exceed two years. The cash portion of the purchase price payable at closing will be reduced, dollar-for-dollar, to the extent the value of our working capital (defined as the sum of our cash on hand plus the amount of our accounts receivable minus the amount of our accounts payable assumed by Avantce) at the time of closing is less than a targeted amount of $1,025,000. We anticipate that our working capital on the closing date will exceed $1,025,000, although there can be no assurance of any such excess. The Asset Purchase Agreement does not provide for any other adjustments to the purchase price amount. See "Proposal No. 1 - To Approve the Proposed Asset Sale - Purchase Price."


Q: What are the interests of the Company's officers and directors in the asset sale?

A: Upon consummation of the asset sale, Irwin Balaban, our Chairman of the Board and Chief Executive Officer, and Herbert Goldman and Lawrence Klein, members of our Board of Directors, will each receive $76,667, payable in four equal quarterly installments, in consideration of their willingness
      (i) to agree not to compete with Avantce for a five-year period and (ii) to make certain representations and warranties in the Asset Purchase Agreement about our company and the assets being sold. Messrs. Balaban, Goldman and Klein beneficially own approximately 24%, 22% and 16%, respectively, of our outstanding shares of common stock and also were founders of our company. As shareholders of our company, Messrs. Balaban, Goldman and Klein will receive their pro rata portion of the dividends, if any, paid to our shareholders of certain proceeds of the asset sale.

Q:    What will happen if the asset sale is approved?

A: If the asset sale is approved, we will proceed to consummate the sale of assets subject to the satisfaction of the closing conditions set forth in the Asset Purchase Agreement. We anticipate the transaction will close shortly following the special meeting; however, the timing of the closing is dependent upon the satisfaction of such closing conditions. See "Proposal No. 1 - To Approve the Proposed Asset Sale - Summary Terms of the Asset Purchase Agreement."

Q:    Will our company continue to operate after consummation of the asset sale?


A: We have not yet made any determination about future business plans once the asset sale is consummated. Our Board of Directors is evaluating several possible directions, including (i) the liquidation and dissolution of our company, including the payment of a liquidating cash dividend to our shareholders or (ii) the payment of a cash dividend equal to a portion of the proceeds of the asset sale and a transaction in which we merge our "public shell" corporation with a privately-held operating business and our shareholders retain some ownership interest in the surviving public corporation. We have not determined which option we will pursue. Furthermore, we may not choose any of the foregoing options and may, instead, pursue one or more options not yet considered. Currently, we have no commitments or agreements with any other person or entity regarding a proposed transaction.


      Immediately following the consummation of the asset sale, we will have no operating business or source of revenues. Furthermore, we have agreed that, for a period of five (5) years following the consummation of the asset sale, we will not engage in any business that develops or markets computer software products that perform functions substantially similar to the RIMS software product being sold to Avantce in the asset sale. Irwin Balaban, our Chairman of the Board and Chief Executive Officer, and Herbert Goldman and Lawrence Klein, members of our Board of Directors, have also agreed to be bound by such restrictions. See "Proposal No. 1 - To Approve the Proposed Asset Sale - Business of the Company Following the Asset Sale."


Q:    How will our company use the proceeds from the asset sale?

      In connection with the asset sale, we will receive approximately $2,970,000, of which an estimated $75,000 will be used to pay expenses related to the asset sale transaction, including legal, accounting and printing fees and expenses and $130,000 will be used to pay the fee of Brummel Holdings, LLC. Any remaining proceeds, together with any retained excess working capital, will be used for general business purposes, such as the expenses of meeting our reporting obligations under the Securities Exchange Act of 1934 as we seek a merger partner for our remaining "public shell" company, and, if necessary, for the settlement or satisfaction of our retained liabilities, or will be distributed to our shareholders as a dividend. Our Board of Directors has not approved a dividend in connection with the proposed transaction and, thus, no amounts will be paid to you upon consummation of the asset sale unless a dividend is hereafter declared. There can be no assurance that our Board will declare a dividend in the future. See "Proposal No. 1 - To Approve the Proposed Asset Sale - Use of Proceeds from the Proposed Asset Sale."


Q:    What will happen if the asset sale is not approved?

A: We will review all options for continuing operations, and we will potentially seek to sell our stock or assets to a third party. There can be no assurance that any third party will offer to purchase our stock or assets for a price equal to or greater than the price proposed to be paid by Avantce in the asset sale, or that our stock or assets can be sold at all. See "Proposal No. 1 - To Approve the Proposed Asset Sale - Other Terms."

Q: What is our Board of Directors' recommendation with respect to the asset sale proposal?

A: Our Board of Directors recommends a vote "FOR" approval of the asset sale. See "Proposal No. 1 -To Approve the Proposed Asset Sale - Vote Required and Board Recommendation."

Q: Why does our Board of Directors believe the asset sale is in the best interest of our company's shareholders?

A: The Board considered the risks and challenges facing our company in the future as compared to the opportunities available to our company in the future and concluded that the asset sale was the best alternative for maximizing value to our shareholders. See "Proposal 1 - To Approve the Proposed Asset Sale - Background of the Asset Sale" and "Proposal 1 - To Approve the Proposed Asset Sale Reasons for the Asset Sale."

Q:    Do I have any appraisal rights in connection with the asset sale?

A: Yes. Under Section 910 of the New York Business Corporation Law, shareholders that duly exercise their appraisal rights in connection with the proposed asset sale will be entitled to have their shares of our common stock appraised by a New York State Court and to receive the "fair value" of such shares. Each party in any appraisal proceeding will bear its own costs and expenses, including the fees of counsel and any experts employed by it, unless the court determines otherwise. See "Proposal No. 1
      - To Approve the Proposed Asset Sale - Appraisal Rights."

Q:    What vote is required to approve the asset sale?

A: The proposal to approve the asset sale to Avantce requires the affirmative vote of our shareholders holding two-thirds (2/3) of our outstanding shares of common stock. See "Proposal No. 1 - To Approve the Proposed Asset Sale - Vote Required and Board Recommendation."

Q:    What do I need to do now?

A: After carefully reading and considering the information contained in the accompanying proxy statement, you should complete and sign your proxy and return it in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. A majority of shares entitled to vote must be represented at the meeting to enable our company to conduct business at the special meeting. See "Information Concerning Solicitation and Voting."

Q:    Can I change my vote after I have mailed my signed proxy?

A: Yes. You can change your vote at any time before proxies are voted at the special meeting. You can change your vote in one of three ways. First, you can send a written notice via registered mail to our Secretary at our executive offices, stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy. If you choose either of these two methods, you must submit the notice of revocation or the new proxy to us. Third, you can attend the meeting and vote in person. See "Information Concerning Solicitation and Voting."

Q: If my broker holds my shares in "street name", will the broker vote the shares on my behalf?

A: A broker will vote shares ONLY if the holder of the shares provides the broker with instructions on how to vote. Shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, referred to as "broker non-votes," will not be voted in favor of such matter. The proposal to approve the asset sale is a proposal that requires the affirmative vote of two-thirds (2/3) of our outstanding shares to be approved by our shareholders. Accordingly, broker non-votes will have the effect of a vote against the proposal. We encourage all shareholders whose shares are held in street name to provide their brokers with instructions on how to vote. See "Information Concerning Solicitation and Voting - Quorum; Abstentions; Broker Non-Votes."

Q:    Who can help answer my questions?

A: If you have any questions or need assistance with regard to voting your shares, please contact our proxy solicitor at:

                         The Altman Group, Inc.
                         1275 Valley Brook Avenue
                         Lyndhurst, NJ  07071
                         Telephone No.: (201) 806-2214
                         Facsimile No.: (201) 460-0050

      If you have any questions about the special meeting or the proposals to be voted on at the special meeting, or if you need additional copies of the accompanying proxy statement or copies of any of our public filings referred to in the accompanying proxy statement, you should contact our Investor Relations Department at (516) 795-5100. Our public filings can also be accessed at the Securities and Exchange Commission's web site at www.sec.gov. See "Where You Can Find More Information."

                               SUMMARY TERM SHEET

      You are being asked to vote on the proposed asset sale. For your convenience, we have set forth below a summary of certain information relating to the asset sale that is contained under Proposal No. 1 in the accompanying proxy statement. This summary does not contain all of the information that you may consider to be important in determining how to vote on the proposed asset sale. You should carefully read the entire proxy statement and the other documents to which we refer. These will give you a more detailed description of the proposed asset sale. Each item in this summary refers to the pages where that subject is discussed in greater detail elsewhere in the accompanying proxy statement.

General (Page 3)

      On August 16, 2005, our Board of Directors unanimously approved the Asset Purchase Agreement between our company and Avantce RSI, LLC, under which we agreed to sell substantially all of our assets to Avantce for a total purchase price of $3,170,000 (subject to certain adjustments), to be paid by Avantce by a combination of cash and the delivery of a promissory note. A copy of the Asset Purchase Agreement is attached as Annex A to the accompanying proxy statement. We encourage you to read the Asset Purchase Agreement in its entirety.

Background of the Asset Sale (Page 3)

      On an ongoing basis, our Board of Directors and senior management periodically reviewed the outlook for the inventory and warehouse management services industry, as well as our company's financial condition and growth prospects. Based on the belief that future growth would require a significant investment of cash for operations, updates and enhancements to our RIMS product offerings and marketing, senior management proposed to our Board of Directors that our company explore alternative strategies for maximizing shareholder value.

      In November 2004, we retained Brummel Holdings LLC, an investment banking advisory firm based in Sands Point, New York ("Brummel") and between November 2004 and February 2005, Brummel contacted several companies about a possible transaction with our company. In February 2005, Irwin Balaban, our Chief Executive Officer, received an unsolicited telephone call from a representative of Avantce who indicated an interest on the part of Avantce in exploring a possible acquisition transaction with our company. The inquiry was referred to Lawrence Balaban of Brummel, who contacted Mr. Aivers Lode, a Managing Director of Avantce. During the period from March 2005 through May 2005, representatives of Avantce made several visits to our offices and Brummel negotiated the terms of the asset sale on behalf of our company. In June 2005, we began negotiating an asset purchase agreement.

      On August 16, 2005, our Board of Directors met to consider the proposed draft of the asset purchase agreement. Following a full discussion, the Board unanimously approved the proposed asset purchase agreement and authorized officers of our company to execute the definitive asset purchase agreement. The Board also determined that the financial terms of the asset sale were fair to our company's shareholders. On August 17, 2005, the definitive asset purchase agreement was executed by the parties.

Information about the Buyer (Page 4)

      The purchaser of our assets will be Avantce RSI, LLC, a Delaware limited liability company. Avantce is a private investment company focused on investments in mature segments of the information technology industry. Its principal place of business is 508 Ashley Way, Peachtree City, Georgia. Avantce is not an affiliate of our company. For more information regarding Avantce, you may visit Avantce's website at www.avantce.com.

Our Reasons for the Asset Sale (Page 5)

      Our Board of Directors considered the risks and challenges facing our company in the future as compared to the opportunities available to our company in the future and concluded that the asset sale was the best alternative for maximizing value to our shareholders. In approving the proposed asset sale to Avantce, our Board of Directors considered a number of factors, including the following:

            * Future growth will require significant investments of cash for operations and marketing and we have been unsuccessful in raising any significant new cash;

            * We have explored other strategic alternatives and received no offers;

            * The value of our assets, particularly of our intellectual property and certain contracts and customer relationships, may decline with the passage of time;

            * Avantce will assume substantially all of our liabilities and, therefore, we will be free of any significant liabilities after consummation of the asset sale, other than (i) a certain contingent liability in connection with a dispute with one of our former distributors, (ii) a certain contingent "change of control" liability to Judy Frenkel, our Senior Vice President and Chief Operating Officer, and (iii) surviving indemnification obligations to Messrs. Balaban, Klein and Goldman (see "Use of Proceeds From the Proposed Asset Sale"). Our Board of Directors believes this fact will increase our attractiveness to private companies that might be interested in a business combination transaction with a "public shell" company, upon which our shareholders would retain an equity interest in the new public company;

            * As a result of the asset sale, our shareholders will be foregoing any opportunity to share in the future growth or increase in value of our company under its current line of business;

            * Public interest in our common stock has been low as reflected by the low trading activity of our common stock over the past few years and low price per share of our common stock. As such, our Board of Directors perceived that the current business is not attractive to the investing public and that the we might be better off divesting ourselves of our current business and assets in favor of distributing the net proceeds of such divestiture in the form of a dividend to our shareholders and/or merging our "public shell" corporation with a privately-held operating business with broader appeal to the investing public;

            * The cost of being a publicly-traded company is becoming more expensive due to recent increases in compliance requirements, including the requirements of the Sarbanes-Oxley Act of 2002. Such requirements have increased legal and accounting expenses and placed a strain on our limited personnel resources; and

            * In the event we receive an offer from a third party to purchase our assets at a price higher than $3,170,000, we can elect to terminate the asset sale with the payment of liquidated damages of $340,000 and sell the assets to a third party.

Assets to be Sold (Page 6)

      The assets we propose to sell to Avantce primarily consist of our RIMS software product, all of our intellectual property rights, contracts, accounts receivables and tangible personal property and certain cash. The assets to be sold are substantially all of the assets of our company.

Obligations to be Assumed by Avantce (Page 6)

      Avantce will assume all of the liabilities pertaining to our business and the assets to be sold, except for certain liabilities specifically excluded.

Purchase Price (Page 7)

      Avantce will pay us a total purchase price of $3,170,000 for our assets, subject to certain adjustments. Of such amount, $2,970,000 will be paid in cash at the closing, subject to certain 90-day deferrals, and $200,000 of the purchase price will be paid pursuant to a promissory note that will be payable over a period not to exceed two years. The cash portion of the purchase price payable at closing will be reduced, dollar-for-dollar, to the extent the value of our working capital (defined as the sum of our cash on hand plus the amount of our accounts receivable minus the amount of our accounts payable assumed by Avantce) at the time of closing is less than a targeted amount of $1,025,000. We anticipate that our working capital on the closing date will exceed $1,025,000, although there can be no assurance of any such excess. The Asset Purchase Agreement does not provide for any other adjustments to the purchase price amount.

Indemnification (Page 8)

      Each of Irwin Balaban, our Chairman of the Board and Chief Executive Officer, and Herbert Goldman and Lawrence Klein, members of our Board of Directors (collectively, the "Principal Shareholders") has agreed to indemnify Avantce and its affiliates against any damages that Avantce may incur resulting from any material misrepresentation contained in the Asset Purchase Agreement or any material breach of warranty or any default in the performance of any covenant or obligation of our company under the Asset Purchase Agreement. The indemnification obligations of the Principal Shareholders are capped at a total of $2,500,000 for claims relating to intellectual property and $500,000 for all other claims. The representations and warranties of the Principal Shareholders survive for one year after the closing. Furthermore, the Principal Shareholders are not required to indemnify Avantce unless and until its losses exceed $50,000, and then only to the extent the losses exceed such amount up to the applicable cap. Under an indemnification agreement dated as of August 17, 2005, our company has agreed to indemnify each of the Principal Shareholders for any damages that any Principal Shareholder may incur as a result of the indemnification obligations undertaken by the Principal Shareholders in the Asset Purchase Agreement.

Termination of the Asset Purchase Agreement (Page 8)

      The Asset Purchase Agreement may be terminated by us or Avantce by mutual written consent or if we fail to obtain shareholder approval of the asset sale. It may also be terminated by either party (1) upon the material breach any of representation, warranty or covenant by the other party that is not cured within 15 days of receipt of written notice thereof or (2) if the closing of the asset sale shall not have occurred on or before October 31, 2005 because one or more of the conditions to the other party's obligation to close has not been met.

Other Terms of the Asset Purchase Agreement (Page 8)

      In the Asset Purchase Agreement, the Principal Shareholders make certain customary representations and warranties to Avantce about our business and assets. In addition, the Asset Purchase Agreement contains closing conditions to the asset sale, including the condition that we shall have received shareholder approval of the asset sale, among other conditions.

Interests of our Directors and Executive Officers (Page 9)

      Upon consummation of the asset sale, Irwin Balaban, our Chairman of the Board and Chief Executive Officer, and Herbert Goldman and Lawrence Klein, members of our Board of Directors, will each receive $76,667, payable in four equal quarterly installments, in consideration of their willingness (i) to agree not to compete with Avantce for a five-year period and (ii) to make certain representations and warranties in the Asset Purchase Agreement about our company and the assets being sold. Messrs. Balaban, Goldman and Klein beneficially own approximately 24%, 22% and 16%, respectively, of our outstanding shares of common stock and also were founders of our company. As shareholders of our company, Messrs. Balaban, Goldman and Klein will receive their pro rata portion of the dividends, if any, paid to our shareholders of certain proceeds of the asset sale.

Use of Proceeds from the Proposed Asset Sale (Page 9)

      In connection with the asset sale, we will receive approximately $2,970,000, of which an estimated $75,000 will be used to pay expenses related to the asset sale transaction, including legal, accounting and printing fees and expenses and $130,000 will be used to pay the fee of Brummel Holdings, LLC. Any remaining proceeds, together with any retained excess working capital, will be used for general business purposes, such as the expenses of meeting our reporting obligations under the Securities Exchange Act of 1934 as we seek a merger partner for our remaining "public shell" company, and, if necessary, for the settlement or satisfaction of our retained liabilities, or will be distributed to our shareholders as a dividend. Our Board of Directors has not approved a dividend in connection with the proposed transaction and, thus, no amounts will be paid to you upon consummation of the asset sale unless a dividend is hereafter declared. There can be no assurance that our Board will declare a dividend in the future.

Business of Our Company Following the Asset Sale (Page 11)

      We have not yet made any determination about future business plans once the asset sale is consummated. Our Board of Directors is evaluating several possible directions, including (i) the liquidation and dissolution of our company, including the payment of a liquidating cash dividend to our shareholders or (ii) the payment of a cash dividend equal to a portion of the proceeds of the asset sale and a transaction in which we merge our "public shell" corporation with a privately-held operating business and our shareholders retain some ownership interest in the surviving public corporation. We have not determined which option we will pursue. Furthermore, we may not choose any of the foregoing options and may, instead, pursue one or more options not yet considered. Currently, we have no commitments or agreements with any other person or entity regarding a proposed transaction.

Appraisal Rights (Page 12)

      Under Section 910 of the New York Business Corporation Law ("NYBCL"), holders of our company's common stock who follow the procedures set forth in
Section 623 of the NYBCL (the "Appraisal Statute") will be entitled to have their common stock appraised by a New York State Court and to receive payment of the "fair value" of such shares as determined by such court. The Appraisal Statute is reprinted in its entirety as Annex B to the accompanying proxy statement. Any shareholder who wishes to exercise such appraisal rights or to preserve the right to do so, should review the discussion on Page 11 of the accompanying proxy statement and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of dissenters' appraisal rights under the NYBCL. Each party in any appraisal proceeding will bear its own costs and expenses, including the fees of counsel and any experts employed by it, unless the court determines otherwise.

Vote Required and Board Recommendation (Page 14)

      The approval of the asset sale to Avantce requires the affirmative vote of the shareholders holding at least two-thirds (2/3) of the outstanding shares of our common stock. All members of the Board of Directors and each of our executive officers who hold (or are deemed to hold) as of the record date an aggregate of approximately 2,587,300 shares of our common stock (approximately 56.36% of the outstanding shares of common stock as of the record date) have indicated that they will vote in favor of the proposal. The Board of Directors believes that the asset sale is in the best interests of our company and our shareholders and recommends a vote "FOR" the proposal.

                       ROBOCOM SYSTEMS INTERNATIONAL INC.

                                511 Ocean Avenue
                           Massapequa, New York 11758

                                 PROXY STATEMENT

                           FOR THE SPECIAL MEETING OF

                   SHAREHOLDERS TO BE HELD ON OCTOBER 11, 2005

      Proxies in the form enclosed with this proxy statement are solicited by the Board of Directors of Robocom Systems International Inc. for use at our special meeting of Shareholders (the "special meeting") to be held on October 11, 2005 at 10:00 a.m., local time, or at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. The special meeting will be held in the Executive Conference Room of our corporate offices located at 511 Ocean Avenue, Massapequa, New York 11758.


      This proxy statement and the enclosed proxy card are first being mailed on or about September __, 2005 to our shareholders entitled to vote at the meeting. Accompanying this proxy statement is a copy of our Annual Report on Form 10-KSB for the fiscal year ended May 31, 2005.


                 INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Voting Securities

      Shareholders of record as of August 19, 2005 (the "record date") are entitled to notice of and to vote at the special meeting. As of the record date, 4,540,984 shares of our common stock were issued and outstanding.

Revocability of Proxies

      Execution of a proxy will not in any way affect a shareholder's right to attend the special meeting and vote in person. Any shareholder giving a proxy has the right to revoke it by written notice delivered to our Secretary at our principal executive offices at any time before it is exercised, by completing and submitting a new proxy, or by voting in person at the special meeting.

Voting and Solicitation

      Each share of common stock outstanding as of the record date will be entitled to one vote and shareholders may vote in person or by proxy. At the special meeting, we will be asking our shareholders to vote on a proposal to approve the sale of substantially all of our assets to Avantce RSI, LLC., a Delaware limited liability company ("Avantce"). We are soliciting shareholders to authorize proxies to vote with respect to this proposal. The proposed sale of assets to Avantce is referred to as the "asset sale". Our Board of Directors knows of no other matters to be presented at the special meeting. If any other matter should be presented at the special meeting upon which a vote may be properly taken, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as proxies.

      The solicitation of proxies in the accompanying form is made by, and on behalf of, our Board of Directors and we will bear the cost of soliciting proxies. We have retained The Altman Group, Inc. to assist us in soliciting proxies, and estimate that their fees for such service will be approximately $4,500 plus an amount for reimbursable expenses. There will be no solicitation of proxies other than through the proxy solicitor or by mail or personal solicitation by our officers, directors and employees, and no additional compensation will be paid to such persons in connection with such services. We or the proxy solicitor will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy material to the beneficial owners of shares held of record by such persons, and such persons will be reimbursed for reasonable expenses incurred by them.

Quorum; Abstentions; Broker Non-Votes

      The presence in person or by proxy of the holders of at least a majority of the outstanding shares of common stock entitled to vote at the special meeting is necessary to establish a quorum for the transaction of business. The Inspector of Elections will tabulate votes cast by proxy or in person at the special meeting with the assistance of our transfer agent. The Inspector of Elections will also determine whether or not a quorum is present. Abstentions are included in the number of shares present or represented at the special meeting.

      Shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, referred to as "broker non-votes," and shares which abstain from voting as to a particular matter, will not be voted in favor of such matters. The proposal to approve the asset sale to Avantce also requires the affirmative vote of shareholders holding at least two-thirds (2/3) of our outstanding shares. Accordingly, abstentions and broker non-votes will have the effect of a vote against the proposal to approve the asset sale to Avantce. Broker non-votes will be counted for purposes of determining the absence or presence of a quorum. We encourage all shareholders whose shares are held in street name to provide their brokers with instructions on how to vote.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS MADE IN THIS PROXY STATEMENT ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY TERMINOLOGY SUCH AS "MAY", "WILL", "SHOULD", "EXPECTS", "INTENDS", "ANTICIPATES", "BELIEVES", "ESTIMATES", "PREDICTS", OR "CONTINUE" OR THE NEGATIVE OF THESE TERMS OR OTHER COMPARABLE TERMINOLOGY AND INCLUDE, WITHOUT LIMITATION, STATEMENTS BELOW REGARDING:
COMPLETION OF THE ASSET SALE, POSSIBLE ADJUSTMENTS TO THE PURCHASE PRICE, ASSESSMENT OF PROSPECTS OF CONTINUING IN BUSINESS, OUR COMPANY'S DIFFICULTY IN RAISING CAPITAL, OUR COMPANY'S RIGHTS TO ITS TECHNOLOGIES, PROSPECTIVE TAX TREATMENT UNDER U.S. AND OTHER LAW OF ASSET SALE, OUR COMPANY'S NET-OPERATING LOSS CARRY-FORWARDS, OTHER POTENTIAL ACQUIRORS, REGULATORY APPROVALS RELATING TO THE ASSET SALE, POTENTIAL INDEMNIFICATION PAYMENTS RELATING TO THE ASSET SALE, EFFECTS OF THE ASSET SALE, REASONS FOR THE ASSET SALE, OUR COMPANY'S PLANS FOLLOWING COMPLETION OF THE ASSET SALE, OR SUFFICIENCY OF CASH RESERVES FOLLOWING THE ASSET SALE. BECAUSE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, THERE ARE IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. ALTHOUGH WE BELIEVE THAT EXPECTIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CANNOT GUARANTEE FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS. MOREOVER, NEITHER WE NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THESE FORWARD-LOOKING STATEMENTS. WE ARE UNDER NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS AFTER THE DATE OF THIS PROXY STATEMENT TO CONFORM SUCH STATEMENTS TO ACTUAL RESULTS.

                                 PROPOSAL NO. 1

                       TO APPROVE THE PROPOSED ASSET SALE

General

      On August 16, 2005, our Board of Directors unanimously approved the Asset Purchase Agreement between our company and Avantce RSI, LLC, under which we agreed to sell substantially all of our assets to Avantce for a total purchase price of $3,170,000 (subject to certain adjustments), to be paid by Avantce by a combination of cash and the delivery of a promissory note. The material terms of the Asset Purchase Agreement are summarized below. A copy of the Asset Purchase Agreement is attached as Annex A to this proxy statement. We encourage you to read the Asset Purchase Agreement in its entirety.

Background of the Asset Sale

      On an ongoing basis, our Board of Directors and senior management periodically reviewed the outlook for the inventory and warehouse management services industry, as well as our company's financial condition and growth prospects. Based on the belief that future growth would require a significant investment of cash for operations, updates and enhancements to our RIMS product offerings and marketing, senior management proposed to the Board of Directors that our company explore alternative strategies for maximizing shareholder value.

      In November 2004, we retained Brummel Holdings LLC, an investment banking advisory firm based in Sands Point, New York ("Brummel"), to assist us in developing a plan for the future of our company. We asked Brummel to conduct research in three alternative areas: mergers and acquisitions, institutional investment and financing, and sales enhancements. At a meeting of our Board of Directors on December 8, 2004, Brummel made a presentation that outlined the proposed scope of its services and cited examples of transactions in each of the areas mentioned above.

      Between November 2004 and February 2005, Brummel contacted several companies about a possible transaction with our company. On November 4, 2005, Brummel presented senior management with an offer by a privately-held financial firm to make an investment of $1 million in our company through the purchase of shares of convertible preferred stock representing approximately 60% of our outstanding shares of common stock on as as-converted basis. After negotiations, our senior management deemed the terms unacceptable and declined to proceed with the transaction.

      During late January 2005, Brummel entered into discussions with a private equity group that held a controlling interest in another company in the warehouse management systems field about a possible stock sale transaction. Brummel informed senior management of its discussions and a conference call was held on February 2, 2005 among Mr. Irwin Balaban, Mr. Lawrence Balaban of Brummel and certain executive officers of the private equity group. After several additional conversations, in early February 2005, the private equity group advised us that it would not pursue further negotiations.


      In February 2005, Irwin Balaban, our Chief Executive Officer, received an unsolicited telephone call from a representative of Avantce who indicated an interest on the part of Avantce in exploring a possible acquisition transaction with our company. The inquiry was referred to Lawrence Balaban of Brummel, who contacted Mr. Aivars Lode, a Managing Director of Avantce. Following the telephone call, Brummel conducted preliminary research on Avantce and contacted Irwin Balaban to inform him of the conversation with Mr. Lode. Our senior management agreed to further explore a sale transaction with Avantce and subsequently signed a mutual non-disclosure agreement. A conference telephone call was held on March 1, 2005 among Mr. Lawrence Balaban of Brummel, Mr. Irwin Balaban, Mr. Lode and Mr. Jonathan Scheumann, a Managing Director of Avantce, wherein the parties discussed the state of the inventory and warehouse management services industry, among other related topics. The parties agreed to meet in person at our corporate offices to further explore the possibility of a transaction and to allow Avantce to conduct its initial due diligence on our business. Avantce also immediately prepared and sent to Brummel a draft of a non-binding letter of intent that provided for a purchase price not to exceed $3.5 million, among other terms. The Board was notified telephonically of management's discussions with Avantce and the terms contained in the draft letter of intent. The letter of intent was signed on March 14, 2005.

      From March 28, 2005 through March 30, 2005, Messrs. Lode and Scheumann and other representatives of Avantce visited our corporate offices in Massapequa, New York and performed due diligence on our operations, financial information and personnel, among other areas. Following the visit, our senior management had a telephone conference with Mr. Scheumann of Avantce and Mr. Balaban of Brummel for the purpose of answering Avantce's follow-up questions. On April 6, 2005 and April 15, 2005, Mr. Scheumann and Mr. Balaban of Brummel had telephone discussions to review Avantce's revised offer price of $3 million, which was based upon its due diligence review of our company. Avantce also required that Messrs. Balaban, Klein and Goldman agree not to compete with Avantce for a five-year period and to make certain representations and warranties in the Asset Purchase Agreement about our company and the assets being sold.

      On April 18, 2005, the Board of Directors met to consider the asset sale on the terms set forth in the letter of intent, as modified by subsequent telephone discussions, and to discuss a counter-proposal with regard to the purchase price. At the meeting, the Board discussed financial terms and other aspects of the asset sale and directed Brummel, on behalf of our company, to negotiate a revised letter of intent with Avantce having a purchase price of $3.4 million, which amount was to include $230,000 payable to Messrs. Balaban, Klein and Goldman in consideration of their willingness to agree not to compete with Avantce for a five-year period and to make certain representations and warranties in the Asset Purchase Agreement about our company and the assets being sold. Following a full discussion, the Board approved the proposed asset sale on the terms generally described in the letter of intent, provided the agreed upon additional terms were included in the asset purchase agreement, and authorized officers of our company to negotiate the asset purchase agreement.

      Following the meeting, Mr. Balaban of Brummel had a telephone conference with representatives of Avantce to provide the terms of the counter-proposal. Ultimately, Avantce agreed to the purchase price of $3,170,000 (representing $3.4 million less an aggregate of $230,000 to be paid to Messrs. Balaban, Klein and Goldman); provided, however, that $200,000 of such amount would be payable out of the receipts of the business over a period not to exceed two years and provided, further, that the parties would continue to negotiate the amount of working capital that would be transferred to Avantce on the closing date.


      Representatives of Avantce again visited our corporate offices on May 2, 2005 and May 3, 2005 to conduct further due diligence. Following the visit, Avantce prepared and sent to us a revised, non-binding letter of intent, reflecting the new purchase price and payment terms, that was executed on May 18, 2005. On June 9, 2005, Avantce prepared and sent us a draft asset purchase agreement. During the next five weeks, our senior management, along with our attorneys, negotiated the terms of the asset purchase agreement and prepared and negotiated the related disclosure schedules and exhibits.


      During the negotiations, the principal economic term that remained to be negotiated was the amount of working capital that would be transferred to Avantce at the closing. The parties agreed that the amount to be transferred would not exceed our normal amount of working capital and that we would retain any excess working capital. We prepared for Avantce's review a schedule of month-end working capital for the prior twelve (12) month period showing that our average working capital was approximately $1,025,000. The parties agreed that this amount would be the target amount of working capital on the closing date.


      On August 16, 2005, the Board of Directors met to consider the proposed draft of the asset purchase agreement. Following a full discussion, the Board unanimously approved the proposed asset purchase agreement and authorized officers of our company to execute the definitive asset purchase agreement. The Board also determined that the financial terms of the asset sale were fair to our company's shareholders.

      On August 17, 2005, the definitive asset purchase agreement was executed by the parties.

Information about the Buyer

      The purchaser of our assets will be Avantce RSI, LLC, a Delaware limited liability company. Avantce is a private investment company focused on investments in mature segments of the Information Technology industry. Its principal place of business is 508 Ashley Way, Peachtree City, Georgia. According to its principals, Avantce's investment strategy is to purchase equity interests in mature companies and apply additional capital for growth opportunities and acquisitions. The three principals of Avantce collectively have over 60 years of experience in the supply chain execution, software and professional services industries. Seeking to leverage this experience, Avantce is focused on additional acquisitions within the warehouse management software industry. Avantce is not an affiliate of our company. For more information regarding Avantce, you may visit Avantce's website at www.avantce.com.


Our Reasons for the Asset Sale

      In approving the proposed asset sale to Avantce, our Board of Directors considered a number of factors before recommending that our shareholders approve the proposed asset sale, including the following:

            * Future growth will require significant investments of cash for operations and marketing and we have been unsuccessful in raising any significant new cash;

            * We have explored other strategic alternatives and received no offers;

            * The value of our assets, particularly of our intellectual property and certain contracts and customer relationships, may decline with the passage of time;

            * Avantce will assume substantially all of our liabilities and, therefore, we will be free of any significant liabilities after consummation of the asset sale, other than (i) a certain contingent liability in connection with a dispute with one of our former distributors, (ii) a certain contingent "change of control" liability to Judy Frenkel, our Senior Vice President and Chief Operating Officer, and (iii) surviving indemnification obligations to Messrs. Balaban, Klein and Goldman (see "Use of Proceeds From the Proposed Asset Sale"). Our Board of Directors believes this fact will increase our attractiveness to private companies that might be interested in a business combination transaction with a "public shell" company, upon which our shareholders would retain an equity interest in the new public company;

            * As a result of the asset sale, our shareholders will be foregoing any opportunity to share in the future growth or increase in value of our company under its current line of business;


            * Public interest in our common stock has been low as reflected by the low trading activity of our common stock over the past few years and low price per share of our common stock. As such, our Board of Directors perceived that the current business is not attractive to the investing public and that the we might be better off divesting ourselves of our current business and assets in favor of distributing the net proceeds of such divestiture in the form of a dividend to our shareholders and/or merging our "public shell" corporation with a privately-held operating business with broader appeal to the investing public;


            * The cost of being a publicly-traded company is becoming more expensive due to recent increases in compliance requirements, including the requirements of the Sarbanes-Oxley Act of 2002. Such requirements have increased legal and accounting expenses and placed a strain on our limited personnel resources; and

            * In the event we receive an offer from a third party to purchase our assets at a price higher than $3,170,000, we can elect to terminate the asset sale with the payment of liquidated damages of $340,000 and sell the assets to a third party.

      The foregoing discussion of the information and factors considered by our Board of Directors is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the transaction and the purchase price, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination and recommendations, and individual directors may have given different weight to different factors.

      Our Board of Directors did not engage an independent financial advisor to determine the fairness of the asset sale to our shareholders and determined, based on the factors set forth above, that the asset sale contemplated by the Asset Purchase Agreement is fair to our shareholders. Further, based on the procedural safeguards provided under the New York Business Corporation Law, including the required approval of our Board of Directors, the required approval of our shareholders owning at least two-thirds (2/3) of our outstanding common stock and the availability of appraisal rights to our shareholders, our Board of Directors believes that the asset sale is procedurally fair to our shareholders. A fairness opinion from an independent financial advisor typically entails a substantial fee to the requesting company. In the context of an asset sale, the financial advisor would typically review a company's historical and projected revenues, and the operating results of the company and those of comparable public companies, and make certain assumptions regarding the value of the assets and liabilities of the associated business or assets, which may be difficult to predict in order to render its opinion. In addition to the speculative nature of such analysis, our Board of Directors believes that undertaking these analyses would involve a significant unnecessary expense that would reduce the amount of proceeds available to our company from the proposed asset sale. For the foregoing reasons, our Board of Directors believes that the asset sale, as contemplated by the Asset Purchase Agreement, is fair to our shareholders.

Summary of the Terms of the Asset Purchase Agreement

      The following sets forth a summary of the material provisions of the Asset Purchase Agreement. The summary description does not purport to be completed and is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is attached hereto as Annex A. All shareholders are urged to read the Asset Purchase Agreement in its entirety.

Assets to be Sold

      The Asset Purchase Agreement provides that, subject to approval by our shareholders and satisfaction of certain other conditions described below, we will sell substantially all of our assets to Avantce.

      The assets proposed to be sold to Avantce, referred to as "the assets," consist of the assets currently used to operate our business, including, without limitation:

            * all intellectual property of any kind owned or used by our company;

            *     our RIMS computer software product;

            * all software licenses, maintenance agreements, distributor agreements, vendor contracts and other material contracts;

            *     all accounts receivable;

            *     all rights under our benefit plans;

            *     all permits;

            *     all tangible assets, including furniture and equipment;

            *     all cash on hand, subject to certain holdbacks;

            * all documents related to these assets, including all technical, regulatory, marketing and sales related documents; and

            *     other designated assets.

      The assets to be sold do not include:

            *     any working capital in excess of $1,025,000;

            *     all claims, rights and interest to any tax refunds;

            * all life insurance policies of officers or employees of our company; and

            * corporate assets, such as qualifications to do business, taxpayer identification numbers and minute books.

      If on the closing date of the asset sale our working capital (defined as the sum of our cash on hand plus the amount of our accounts receivable minus the amount of our accounts payable assumed by Avantce) exceeds $1,025,000, we will retain, and the assets sold to Avantce will not include, an amount of cash equal to the amount by which our working capital exceeds $1,025,000. If, after deducting such cash, the amount of our cash on hand to be transferred to Avantce is less than $770,000, then the amount of the cash purchase price to be delivered on the closing date shall be reduced by the amount of such difference, and Avantce shall be required to deliver to us within 90 days of the closing date, the difference between $770,000 and the actual amount transferred.

Obligations to be Assumed by Avantce

      At the closing, Avantce will agree to assume, undertake, pay, perform or discharge all of the liabilities pertaining to our business and the assets to be sold, except for those specifically excluded. Excluded liabilities will include only the following:

            * any expenses and liabilities relating to any existing litigation;

            * income tax liabilities of our company relating to the asset sale;

            * our legal, investment banking and broker fees relating to the asset sale;

            * any payments owed by our company under any existing employment contracts; and

            * any indebtedness to third parties other than accounts payable incurred in the ordinary course of business.

Purchase Price


      Avantce will pay us a total purchase price of $3,170,000 for the assets, subject to adjustments set forth in the Asset Purchase Agreement. Of such amount, $2,970,000 will be paid in cash at the closing; provided, however, that such cash portion of the purchase price payable at closing will be reduced, dollar-for-dollar, to the extent the value of our working capital (defined as the sum of our cash on hand plus the amount of our accounts receivable minus the amount of our accounts payable assumed by Avantce) at the time of closing is less than a targeted amount of $1,025,000. We anticipate that our working capital on the closing date will exceed $1,025,000, although there can be no assurance of any such excess. If the amount of our cash on hand to be transferred to Avantce is less than $770,000, then the amount of the purchase price payable in cash on the closing date shall be reduced by an amount equal to the difference between $770,000 and the actual amount of cash transferred to Avantce on the closing date, and Avantce shall be required to pay to us within 90 days of the closing date the amount of such reduction. Each of the three principals of Avantce has agreed to personally guarantee the payment of such amount to our company. The Asset Purchase Agreement does not provide for any other adjustments to the purchase price amount.


      The purchase price will be paid as follows (1) $2,970,000 in cash at the closing (subject to the adjustments described above) and (2) $200,000 through the payment of a promissory note. The promissory note will provide that Avantce shall make quarterly principal payments equal to 2.75% of the gross receipts derived from the assets purchased by Avantce, until the full amount of the note shall have been paid. In addition, Avantce will pay $76,667, payable in four equal quarterly installments, to each of Messrs. Balaban, Klein and Goldman in consideration of certain representations, warranties and covenants to be made by such persons in the Asset Purchase Agreement. Each of the three principals of Avantce has agreed to personally guarantee the payment of such amount to Messrs. Balaban, Klein and Goldman.

Indemnification

      Under the terms of the Asset Purchase Agreement, each of Irwin Balaban, Herbert Goldman and Lawrence Klein (collectively, the "Principal Shareholders") has agreed to indemnify Avantce and its affiliates against any damages, losses or liabilities, including reasonable legal fees and expenses, that Avantce may incur (1) resulting from any material misrepresentation by our company or the Principal Shareholders contained in the Asset Purchase Agreement or any other certificate, instrument or agreement delivered in connection with the asset sale or (2) any material breach of warranty or any default in the performance of any covenant or obligation of our company under or in connection with the Asset Purchase Agreement. The indemnification obligations of the Principal Shareholders are capped at a total of $2,500,000 for claims relating to intellectual property and $500,000 for all other claims. The representations and warranties of the Principal Shareholders survive for one year after the closing. Furthermore, the Principal Shareholders are not required to indemnify Avantce unless and until its losses exceed $50,000, and then only to the extent the losses exceed such amount up to the applicable cap.

      Under an indemnification agreement dated as of August 17, 2005, our company has agreed to indemnify each of the Principal Shareholders for any damages, losses or liabilities, including reasonable legal fees and expenses, that any Principal Shareholder may incur as a result of the indemnification obligations undertaken by the Principal Shareholders in the Asset Purchase Agreement.

      The Principal Stockholders agreed to assume the indemnification obligations to Avantce in the Asset Purchase Agreement, rather than to permit such indemnification obligations to run directly from our company to Avantce, in an effort to make our company more attractive as a "public shell" company following the asset sale. The indemnification obligations in the Asset Purchase Agreement will continue for a period of one year following the date of closing of the asset sale, and we believe our company will be less attractive to potential merger partners so long as we remain contingently liable for such indemnification obligations during such one-year period. While our company has retained an indemnification obligation to the Principal Shareholders during such one-year period, based on discussions with the Principal Shareholders, we believe it is possible that the Principal Shareholders will release us from our indemnification obligation to the Principal Shareholders if an attractive merger transaction is identified, although there can be no assurance that they will do so.

Termination

      The Asset Purchase Agreement provides that it may be terminated by us or Avantce by mutual written consent or if we fail to obtain shareholder approval of the asset sale. The Asset Purchase Agreement may also be terminated by Avantce if (1) we breach any of our representations, warranties or covenants in any material respect and such breach is not cured within 15 days of our receipt of written notice of such breach or (2) the closing of the asset sale shall not have occurred on or before October 31, 2005 because one or more of the conditions to Avantce's obligation to close has not been met. In addition, the Asset Purchase Agreement may be terminated by us if (1) Avantce breaches any of its representations, warranties or covenants in any material respect and such breach is not cured within 15 days of Avantce's receipt of written notice of such breach or (2) the closing of the asset sale shall not have occurred on or before October 31, 2005 because one or more of the conditions to our obligation to close has not been met.

      If, prior to termination of the Asset Purchase Agreement in accordance with the termination provisions of the agreement, we consummate an alternative transaction involving the sale of all or substantially all of our assets, we will be obligated to pay Avantce, as liquidated damages, the amount of $340,000.

Other Terms

      In the Asset Purchase Agreement, the Principal Shareholders make representations and warranties to Avantce, including representations and warranties regarding our corporate status, authority to complete the asset sale, contracts being assumed by Avantce, intellectual property, financial statements, liabilities, litigation, insurance, accounts receivable, customers, distributors and suppliers, tax matters, and title to the assets being sold. Avantce makes representations and warranties to us regarding Avantce's corporate status and authority to complete the asset sale. We also agree that between signing the Asset Purchase Agreement and closing the transaction we will carry on our business in the ordinary course consistent with past practice, we will use commercially reasonable efforts to preserve for Avantce's benefit the relations with our customers and suppliers, we will not modify any material contracts or enter into new contracts for the distribution, sale or marketing of our products other than in the ordinary course of business, we will not sell, lease or encumber our assets except in the ordinary cause of business, and we will not enter into any settlement agreement for any litigation, except as approved by Avantce.

      The Asset Purchase Agreement contains closing conditions related to the following: each party's representations and warranties remain true, each party has complied with its covenants, we shall have no previously undisclosed liabilities in excess of $20,000, the parties shall have received any third party or governmental consents required for the consummation of the transaction and consents pertaining to the transfer of certain of the assumed contracts, no legal action is pending that would prevent the closing, we shall have received shareholder approval of the asset sale, and each party shall have delivered appropriate documents and certificates set forth in the Asset Purchase Agreement.

      If the asset sale is not approved by our shareholders at the special meeting, we will review all options for continuing operations, and we will potentially seek to sell our stock or assets to a third party. There can be no assurance that any third party will offer to purchase our stock or assets for a price equal to or greater than the price proposed to be paid by Avantce in the asset sale, or that our stock or assets can be sold at all.

The following resolution will be offered at the special meeting:

      "RESOLVED, THAT THE ASSET SALE, PURSUANT TO THE ASSET PURCHASE AGREEMENT, TO AVANTCE RSI, LLC BE APPROVED."

Interests of our Directors and Executive Officers

      Upon consummation of the asset sale, the Principal Shareholders will each receive $76,667 in consideration of their willingness to (i) agree not to compete with Avantce for a five-year period and (ii) to make certain representations and warranties about our company and the assets being sold as provided in the Asset Purchase Agreement.


      Although no formal offer of employment has been extended, we anticipate that, on or prior to the date we consummate the asset sale, Avantce will make an offer of employment to Judy Frenkel, our Senior Vice President and Chief Operations Officer, following which an employment agreement may be executed. We cannot determine or anticipate the amount of any compensation that may ultimately be agreed upon. Under the terms of an existing agreement between our company and Ms. Frenkel, if Ms. Frenkel is not offered employment with Avantce or she terminates her employment with Avantce for `good reason' (as defined in the agreement) or Avantce terminates the employment of Ms. Frenkel without `cause' (as defined in the agreement) on or prior to the first anniversary of the closing date, we will be obligated to pay to Ms. Frenkel the sum of $67,500, payable in three equal installments. Ms. Frenkel's cash and non-cash compensation for our fiscal ended May 31, 2005 is set forth in the accompanying Annual Report on Form 10-KSB.


      In connection with the consummation of the asset sale, we will pay a fee in the amount of $130,000 to Brummel Holdings, LLC, a principal of which is Mr. Larry Balaban, in consideration of the performance of business advisory services to our company. Larry Balaban is the son of Irwin Balaban, our Chairman of the Board and Chief Executive Officer.

Regulatory Approvals

      No United States Federal or state regulatory requirements must be complied with or approvals obtained as a condition of the proposed asset sale other than the federal securities laws.

Use of Proceeds from the Proposed Asset Sale

      As a result of the consummation of the asset sale, we will be entitled to receive a purchase price of up to $3,170,000. On the closing date, we will receive approximately $2,970,000 less an amount equal to the amount by which our cash on hand is less than $770,000, of which

                  o an estimated $75,000 will be used to pay expenses related to the asset sale transaction, including legal, accounting and printing costs and fees; and

                  o     $130,000 will be used to pay the fee of Brummel
                        Holdings, LLC.


      Any remaining proceeds, together with any retained excess working capital, will be used for general business purposes, such as the expenses of meeting our reporting obligations under the Securities Exchange Act of 1934 as we seek a merger partner for our remaining "public shell" company, and, if necessary, for the settlement or satisfaction of our retained liabilities, or will be distributed to our shareholders as a dividend. Our Board of Directors has not approved a dividend in connection with the proposed transaction and, thus, no amounts will be paid to you upon consummation of the asset sale unless a dividend is hereafter declared. There can be no assurance that our Board will declare a dividend in the future.


      Following the asset sale, we will have surviving indemnification obligations to the Principal Shareholders for a period of one year following the consummation of the asset sale. In addition, we will have the following retained liabilities:

            o We will continue to be a respondent in an arbitration commenced in London by Robocom UK Ltd., an unaffiliated company, under the UNCITRAL arbitration rules. In this proceeding, Robocom UK Ltd. alleges that it was terminated without cause by our company as a non-exclusive distributor in the United Kingdom and Ireland, and it is purportedly seeking damages of (pound)200,000. We have denied all claims and have asserted counterclaims alleging that Robocom UK Ltd. was properly terminated and that we suffered actual damages in excess of US$30,000 and damages in excess of US$100,000 relating to lost opportunities. We are now in the process of selecting arbitrators.


            o Under the terms of an existing agreement between our company and Ms. Judy Frenkel, our Senior Vice President and Chief Operations Officer, if Ms. Frenkel is not offered employment with Avantce or she terminates her employment with Avantce for `good reason' (as defined in the agreement) or Avantce terminates the employment of Ms. Frenkel without `cause' (as defined in the agreement) on or prior to the first anniversary of the closing date, we will be obligated to pay to Ms. Frenkel the sum of $67,500, payable in three equal installments.


            o Under an indemnification agreement dated as of August 17, 2005, our company has agreed to indemnify each of the Principal Shareholders for any damages, losses or liabilities, including reasonable legal fees and expenses, that any Principal Shareholder may incur as a result of the indemnification obligations undertaken by the Principal Shareholders in the Asset Purchase Agreement. See "Summary of the Terms of the Asset Purchase Agreement - Indemnification".

      Management believes we have sufficient usable net operating losses to offset substantially all of any federal income or gain recognized by us for federal income tax purposes as a result of the asset sale. Therefore, we will not set aside any material amounts specifically for the payment of any tax liability.

      We anticipate that the remaining proceeds from the asset sale, together with any interest on such proceeds, will provide us with sufficient liquidity until such time as we determine to pay a dividend equal to all or a portion of such proceeds to our shareholders prior to the merger of our company as a "public shell" company with another operating business or the liquidation and dissolution our company in the absence of any attractive business opportunities.

Business of Our Company Following the Asset Sale

      Our Board of Directors has not yet determined what our strategic direction will be following the consummation of the asset sale and is considering several alternatives. Immediately following the closing, we will have no material liabilities other than the retained liabilities described above and ordinary course payables, including payables for the maintenance of directors and officers insurance policies, and payments to professionals in connection with the maintenance of our reporting obligations under the Securities Exchange Act of 1934, as amended.


      Currently, our Board of Directors is evaluating several possible directions following the asset sale, including (i) the liquidation and dissolution of our company, including the payment of a liquidating cash dividend to our shareholders or (ii) the payment of a cash dividend equal to a portion of the proceeds of the asset sale and a transaction in which we merge our "public shell" company with a privately-held operating business and our shareholders retain some ownership interest in the surviving public corporation. We have not determined which option we will pursue. Furthermore, we may not choose any of the foregoing options and may, instead, pursue one or more options not yet considered. Currently, we have no commitments or agreements with any other person or entity regarding a proposed transaction.


      Our Board of Directors currently favors attempting to identify new strategic business opportunities. In doing so, our Board of Directors will attempt to find a privately-held company that seeks to achieve the status of a reporting company without having to undertake an initial public offering and the filing of a registration statement in connection therewith. Our Board of Directors intends to explore opportunities with only those companies that have already successfully operated their businesses or have commenced doing business in an area or industry in which the Board of Directors considers to be promising. When evaluating potential targets for a business combination, we will consider the operating history of the target, the anticipated cash needs of the target during the short-term and long-term, the experience of the target's management team in the target's business, and the short-term and long-term prospects of the business of the target. When making its decision on a future business combination, our Board of Directors will also consider the percentage of ownership in the surviving company that our shareholders will retain.

Material United States Federal Income Tax Consequences

      Federal Income Taxation of the Company. Following the consummation of the asset sale, we will continue to be subject to Federal income taxation on our taxable income, if any, such as interest income, gain from the sale of our assets or income from operations. We will recognize gain or loss with respect to the sale of our assets in an amount equal to the fair market value of the consideration received for each asset over our adjusted tax basis in the asset sold. Management believes that we have sufficient usable net operating losses to offset substantially all of any federal income or gain recognized by us for federal income tax purposes.

      Federal Income Taxation of our Shareholders. We do not expect that our shareholders will recognize any gain or loss for United States Federal income tax purposes as a result of the asset sale, other than shareholders who choose to exercise appraisal rights as provided under the New York Business Corporation Law to the extent such shareholders receive cash for their shares of our common stock. The procedures for exercising appraisal rights are discussed below. Shareholders choosing to exercise appraisal rights should consult their own tax advisor for a full understanding of the tax consequences of exercising such rights.

      In the event we determine to liquidate and dissolve our company, amounts received by shareholders pursuant to the dissolution will be treated as full payment in exchange for their shares of our common stock. Shareholders will recognize gain or loss equal to the difference between (1) the sum of the amount of cash distributed to them and the fair market value (at the time of distribution) of property, if any, distributed to them, and (2) their tax basis for their shares of our common stock. A shareholder's tax basis in his, her or its shares will depend upon various factors, including the shareholder's cost and the amount and nature of any distributions received with respect thereto. The tax consequences of any such dissolution may vary depending upon the particular circumstances of the shareholder. We recommend that each shareholder consult his, her or its own tax advisor regarding the Federal income tax consequences of the plan of dissolution as well as the state, local and foreign tax consequences.

Treatment of Outstanding Stock Options

      The asset sale will constitute the sale of substantially all of our assets and, as such, will have certain effects under our 1997 Stock Option and Long Term Incentive Compensation Plan, as amended (the "Plan"). Under the Plan, in the event of a sale of substantially all of our assets, the Compensation Committee of our Board of Directors (the "Committee"), in its absolute discretion, has the power to cancel, effective immediately prior to the consummation of the asset sale, each option to purchase shares of our common stock (an "Option") outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the employee, officer, director or consultant to whom the Option was granted (a "Participant") an amount in cash, for each share of our common stock subject to such Option equal to the excess of (A) the value, as determined by the Committee in its absolute discretion, of the property (including cash) received by the holder of a share of our common stock as a result of such event over (B) the exercise price of such Option (subject to applicable withholding payment requirements).


      On August 16, 2005, the Committee adopted a resolution pursuant to which it resolved not to exercise such authority in connection the asset sale. As a result, all outstanding Options will remain subject to their existing terms and conditions. Information regarding the Plan and any outstanding Options held by our officers and directors is set forth in the accompanying Annual Report on Form 10-KSB.


Appraisal Rights


      Pursuant to Section 910 of the New York Business Corporation Law ("NYBCL"), holders of our company's common stock who follow the procedures set forth in Section 623 of the NYBCL (the "Appraisal Statute") will be entitled to have their common stock appraised by a New York State Court and to receive payment of the "fair value" of such shares as determined by such court. The Appraisal Statute is reprinted in its entirety as Annex B to this proxy statement. While the following discussion summarizes all material terms of the law pertaining to appraisal rights under the NYBCL, it is qualified in its entirety by the full text of the Appraisal Statute. Any shareholder who wishes to exercise such appraisal rights or to preserve the right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of dissenters' appraisal rights under the NYBCL.


      All references in the Appraisal Statute and in this summary to a "shareholder" are to the record holder of our company's common stock on the record date specified in the Notice of Special Meeting. A person having a beneficial interest in shares of our company's common stock that are held of record by another person such as a broker or nominee must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

      A shareholder wishing to exercise appraisal rights must (i) deliver to us, prior to or at the special meeting but before the vote is taken on this Proposal 1, a written objection to the proposed sale of our company's assets as provided in this Proposal 1 (the "Notice of Election"), which must include a notice of his election to dissent, the shareholder's name, residence address, the number of shares as to which the shareholder dissents and a demand for payment of the fair value of such shares (which Notice of Election must be in addition to and separate from any proxy or vote against the proposed asset sale contemplated by this Proposal 1) and (ii) not vote for approval of the asset sale. BECAUSE A PROXY WHICH DOES NOT CONTAIN VOTING INSTRUCTIONS WILL, UNLESS REVOKED, BE VOTED FOR APPROVAL OF THE ASSET SALE, A SHAREHOLDER WHO VOTES BY PROXY AND WHO WISHES TO EXERCISE APPRAISAL RIGHTS MUST (A) VOTE AGAINST APPROVAL OF THE ASSET SALE OR
(B) ABSTAIN FROM VOTING ON THE ASSET SALE. Neither a vote against the asset sale, in person or by proxy, nor a proxy directing such vote for an abstention, will in and of itself constitute a written objection to the asset sale under the Appraisal Statute (shareholders who timely file such Notice of Election and who do not vote in favor of the asset sale are referred to as "Dissenting Shareholders").

      A shareholder may not dissent as to less than all of the shares, as to which such shareholder has a right to dissent, held by such shareholder of record and owned beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares held of record by such nominee or fiduciary on behalf of such owner and as to which such nominee or fiduciary has a right to dissent. All Notices of Election should be addressed to Robocom Systems International Inc., 511 Ocean Avenue, Massapequa, New York, 11758, Attn: Secretary.

      Within 10 days after the date on which shareholders approve the asset sale, we must send written notice by registered mail to each Dissenting Shareholder to such effect (the "Dissenting Shares"). At the time of the completion of the asset sale (the "Effective Time"), each Dissenting Shareholder will cease to have any rights of a shareholder of our company except the right to be paid the fair value of his shares and rights under the Appraisal Statute.

      A Notice of Election may be withdrawn by a Dissenting Shareholder prior to his acceptance in writing of an offer made by us to pay the value of such Dissenting Shares, except that a Notice of Election may not be withdrawn later than 60 days following the Effective Time unless we fail to make a timely offer to pay such value, in which case such Dissenting Shareholder shall have 60 days from the date an offer is made to withdraw his election. In either event, after such time, a Notice of Election may not be withdrawn without our written consent. In order to be effective, withdrawal of a Notice of Election must be accompanied by a return to us of any advance payment made by us to the Dissenting Shareholder as described below.

      Upon filing the Notice of Election, or within one month thereafter, Dissenting Shareholders must submit to us the certificates representing their shares of common stock, at the address set forth above or to our transfer agent, Continental Stock Transfer and Trust Company, 2 Broadway, 19th Floor, New York, New York 10004 and there will be noted thereon that a Notice of Election has been filed and the certificates will be returned to the Dissenting Shareholders. Any Dissenting Shareholders who fail to submit such certificates for such notation will, at our option exercised by written notice to such Dissenting Shareholders within 45 days of the date of filing of such Notice of Election, lose their appraisal rights unless a court, for good cause shown, shall otherwise direct.

      Within 15 days after the expiration of the period within which shareholders may file their Notice of Election, or within 15 days after the Effective Time, whichever is later (but in no case later than 90 days after the shareholders' vote to approve the asset sale), we must make a written offer to pay for the Dissenting Shares held by such Dissenting Shareholder at a price which we consider to be their fair value. This offer will be accompanied by a statement setting forth the aggregate number of shares, which will be at the same price for all Dissenting Shares, with respect to which Notices of Election to dissent have been received and the aggregate number of holders of such shares.

      If the Effective Time has occurred at the time the offer is made, the offer will be accompanied by (i) advance payment to each Dissenting Shareholder who has submitted certificates for notation thereon of the election to dissent of an amount equal to 80% of such offer or (ii) as to each Dissenting Shareholder who has not yet submitted certificates for notation thereon of the election to dissent, a statement that advance payment of an amount equal to 80% of the amount of such offer will be made by us promptly upon submission of certificates. If the Effective Time of the asset sale has not occurred at the time of the making of such offer, such advance payment or statement as to advance payment will be sent to each Dissenting Shareholder entitled thereto upon the Effective Time. Acceptance of such advance payment by a Dissenting Shareholder will not constitute a waiver of dissenter's rights. If the asset sale transaction is not completed within 90 days after approval of the asset sale by shareholders, such offer will be conditioned upon consummation of the asset sale.

      If within 30 days after making such offer, we and any Dissenting Shareholder agree on the price to be paid for such Dissenting Shareholder's Dissenting Shares, we will pay the agreed price to such holder within 60 days after the later of the date such offer was made or the Effective Time, upon surrender of certificates representing such holder's shares of common stock.

      If we fail to make an offer within the 15-day period described above, or if we make an offer and any Dissenting Shareholder fails to agree within 30 days of the making of such offer, we must, within 20 days thereafter, institute a special proceeding in an appropriate court to determine the rights of Dissenting Shareholders and to fix the fair value of the shares. If we do not institute such a proceeding within such 20-day period, any Dissenting Shareholder may, within 30 days after such 20-day period expires, institute a proceeding for the same purpose. If such proceeding is not instituted by any Dissenting Shareholder within such 30-day period, all dissenters' rights will be extinguished unless the New York Supreme Court, for good cause shown, otherwise directs. All Dissenting Shareholders, other than those who agree with us to the price to be paid for their shares, will be made parties to such proceeding.

      With respect to Dissenting Shareholders entitled to payment, the court will proceed to fix the value of our common stock, which will be the fair value as of the close of business on the day prior to the special meeting. In fixing the fair value of the shares of our common stock, the court will consider the nature of the asset sale and the effects on us and our shareholders, the concepts and methods then customary in relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors.

      The court will determine the fair value of such shares without a jury and without referral to an appraiser or referee. The final order by the court will include an allowance for interest (unless the court finds the refusal of any Dissenting Shareholder to accept our offer thereof as arbitrary, vexatious, or otherwise not in good faith) of such rate as the court finds to be equitable, accruing from the Effective Time of the asset sale to the date of payment.


      Each party in the appraisal proceeding will bear its own costs and expenses, including the fees of counsel and any experts employed by it. The court may, however, in its discretion, assess any of the costs, fees and expenses incurred by us against Dissenting Shareholders (including those who withdraw their Notice of Election) if the court finds that their refusal to accept our offer was arbitrary, vexatious or otherwise not in good faith. Similarly, the costs, fees and expenses incurred by Dissenting Shareholders may be assessed by the court in its discretion, against us if the fair value of the shares as determined by the court materially exceeds the amount that we offered to pay, we failed to follow certain procedures of the Appraisal Statute or our manner of compliance with the Appraisal Statute was arbitrary, vexatious or not otherwise in good faith.


      Within 60 days after the final determination of the proceeding, we will pay to each Dissenting Shareholder the amount found in such proceeding to be due such shareholder, upon the Dissenting Shareholder's surrender of certificates of the our common stock.

      Any shareholder who duly demands, prior to the special meeting, an appraisal in compliance with the Appraisal Statute will not, after the Effective Time, be entitled to vote the shares subject to such demand for any purpose or to the payment of dividends or other distributions on those shares, except dividends or other distributions payable to shareholders of record as of a date prior to the Effective Time.

      Failure to follow the steps required by the Appraisal Statute for perfecting appraisal rights may result in the loss of such rights. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF THE APPRAISAL STATUTE, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE ASSET SALE SHOULD CONSULT THEIR LEGAL ADVISORS.

Vote Required and Board Recommendation

      The approval of the asset sale to Avantce requires the affirmative vote of the shareholders holding at least two-thirds (2/3) of the outstanding shares of our common stock. All members of the Board of Directors and each of our executive officers who hold (or are deemed to hold) as of the record date an aggregate of approximately 2,587,300 shares of our common stock (approximately 56.36% of the outstanding shares of common stock as of the record date) have indicated that they will vote in favor of the proposal.

      The Board of Directors believes that the asset sale is in the best interests of our company and our shareholders and recommends a vote "FOR" this proposal. It is intended that the shares represented by the enclosed form of proxy will be voted in favor of this proposal unless otherwise specified in such proxy.

                              SHAREHOLDER PROPOSALS


      Proposals of shareholders intended for presentation at our 2006 annual meeting and intended to be included in our proxy statement and form of proxy relating to that meeting must be received at our executive offices a reasonable time before we print our proxy materials for the meeting and comply with the requirements of Rule 14a-8(e) promulgated under the Securities Exchange Act of 1934. In addition, if we do not receive notice of a shareholder proposal within a reasonable time before we mail our proxy materials to our shareholders, then we may vote proxies in our discretion with respect to the proposal. Our Board of Directors has not determined when the 2006 annual meeting will take place.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 19, 2005, the names, addresses and number of shares of our common stock beneficially owned by (i) all persons known to the our management to be beneficial owners of more than 5% of the outstanding shares of our common stock, (ii) each director of our company, (iii) each named executive officer and (iv) all executive officers and directors of our company as a group (except as indicated, each beneficial owner listed exercises sole voting power and sole dispositive power over the shares beneficially owned):

                                                                 Number of Shares
                     Name and Address of                           Beneficially          Percentage of Outstanding
                    Beneficial Owner (1)                            Owned (2)          Shares Beneficially Owned (2)
                    --------------------                            ---------          -----------------------------
Irwin Balaban...............................................       1,111,100(3)                    23.81%
Judy Frenkel................................................         108,200(4)                     2.34
Robert B. Friedman..........................................         160,000(5)                     3.44
Herbert Goldman.............................................       1,004,000(6)                    21.54
Lawrence B. Klein...........................................         754,000(7)                    16.21
All executive officers and directors as a group (5
   persons).................................................       3,137,300(8)                    61.62

----------

(1) The address of each beneficial owner of more than 5% of the outstanding shares of our common stock is c/o Robocom Systems International Inc., 511 Ocean Avenue, Massapequa, New York 11758.

(2) Except as indicated in the footnotes to this table, we believe that all persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. In accordance with the rules of the Securities and Exchange Commission, a person or entity is deemed to be the beneficial owner of our common stock that can be acquired by such person or entity within 60 days upon the exercise of options or warrants or other rights to acquire our common stock. Each beneficial owner's percentage ownership is determined by assuming that options and warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days have been exercised. The inclusion herein of such shares listed as beneficially owned does not constitute an admission of beneficial ownership.

(3) Includes 564,000 shares held by I&T Balaban L.P. and 125,000 shares subject to options that are presently exercisable.

(4)   Includes 36,667 shares subject to options that are presently exercisable.

(5)   Includes 115,000 shares subject to options that are presently exercisable.

(6) Includes 564,000 shares held by H & N Goldman L.P., 160,000 shares held by the Herbert Goldman Revocable Trust, 160,000 shares held by the Naomi J. Goldman Revocable Trust and 120,000 shares subject to options that are presently exercisable.

(7)   Includes 110,000 shares subject to options that are presently exercisable.

(8)   Includes 550,000 shares subject to options that are presently exercisable.

                                  OTHER MATTERS

      Other than as described above, our Board of Directors knows of no matters to be presented at the special meeting, but it is intended that the persons named in the proxy will vote your shares according to their best judgment if any matters not included in this proxy statement do properly come before the meeting or any adjournment thereof.

                                     EXPERTS

      Our audited financial statements for the fiscal years ended May 31, 2005 and 2004 incorporated by reference into this proxy statement have been included in reliance on the report of Eisner and Lubin LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                  ANNUAL REPORT

      The information contained in our Annual Report on Form 10-KSB for the fiscal year ended May 31, 2005, as filed with the Securities and Exchange Commission on August 29, 2005 is incorporated herein by reference. A copy of such Annual Report is enclosed herewith. If, for any reason, you wish to receive another copy of the Annual Report, please contact Robocom Systems International Inc., 511 Ocean Avenue, Massapequa, New York 11758, Attention: Shareholder Relations, and another copy will be sent to you.


                         PRO FORMA FINANCIAL STATEMENTS

      Our unaudited pro forma condensed balance sheet and statement of operations for our fiscal year ended May 31, 2005 is annexed to this proxy statement as Annex C. The unaudited pro forma condensed balance sheet of our company at May 31, 2005 gives effect to the proposed asset sale as if it had occurred on that date. The unaudited pro forma condensed statement of operations for the fiscal year ended May 31, 2005 gives effect to the proposed asset sale as if it had occurred as of June 1, 2004.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      This proxy statement incorporates by reference the materials and information contained in our Annual Report on Form 10-KSB for the fiscal year ended May 31, 2005, including audited financial statements.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements, and other information with the United States Securities and Exchange Commission (the "SEC"). You may read and copy any document filed by our company at the SEC's public reference room at 450 Fifth Street, N.W. , Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You can review our electronically filed reports, proxy statements and other information on the SEC's website at http://www.sec.gov. Our common stock is traded under the symbol "RIMS.OB."

                                        By Order of the Board of Directors,


                                        /s/Irwin Balaban
                                        Irwin Balaban Chairman of the Board
                                        and Chief Executive Officer


Dated: September 13, 2005
       Massapequa, New York

                                 REVOCABLE PROXY
                       ROBOCOM SYSTEMS INTERNATIONAL INC.

|X|   PLEASE MARK VOTES
      AS IN THIS EXAMPLE

                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

      The undersigned hereby appoint(s) Irwin Balaban and Lawrence B. Klein or any of them, lawful attorneys and proxies of the undersigned with full power of substitution, for and in the name, place and stead of the undersigned to attend the special meeting of Shareholders of Robocom Systems International Inc. to be held in the Executive Conference Room of our corporate offices located at 511 Ocean Avenue, Massapequa, New York 11758 on Tuesday, October 11, 2005 at 10:00 a.m., local time, and any adjournment(s) or postponement(s) thereof, with all powers the undersigned would possess if personally present and to vote the number of votes the undersigned would be entitled to vote if personally present.

      The Board of Directors recommends a vote "FOR" the proposal set forth herein.

                                        ----------------------------------------
Please be sure to sign and date
this Proxy in the box below.            ----------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Shareholder sign above   Co-holder (if any) sign above

PROPOSAL 1: Proposal to approve the sale of substantially all of our assets to Avantce RSI, LLC.

                                                        For    Against   Abstain
                                                        |_|      |_|       |_|


----------------------------------------

      In accordance with their discretion, said Attorneys and Proxies are authorized to vote upon such other matters or proposals not known at the time of solicitation of this proxy which may properly come before the meeting.

      This proxy when properly executed will be voted in the manner described herein by the undersigned shareholder. If no direction is made, this proxy will be voted for the Proposal set forth herein. Any prior proxy is hereby revoked.

--------------------------------------------------------------------------------

                       ROBOCOM SYSTEMS INTERNATIONAL INC.

Please sign exactly as your name appears on this proxy card. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or corporation, please sign in full corporate name by president or other authorized person. If a partnership, please sign in partnership name by authorized person.

                               PLEASE ACT PROMPTLY
                        SIGN, DATE & MAIL YOUR PROXY CARD

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